EXHIBIT 8.1

Organizational Chart

	PANTHERA EXPLORATION INC. (formerly Amera Resources Corporation) (Vancouver, British Columbia) (Registered in B.C. and a foreign entity registered in Argentina)		Amera Argentina Branch

100%	100%	100%

Amera Resources Chile Sociedad Contractual Minera (Chile) May 2005	Amera Resources (US) Inc. (Nevada) February 2005	Amera Resources (BVI) Inc. (BVI) January 10, 2007

		100%

		Rescursos de los Andes S.A.C (Peru) September 2004